UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of December 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Marion Guillou is appointed to the Board of Directors
of Veolia Environnement

Paris, December 17, 2012. At its meeting held on December 12, 2012, the Board of Directors of Veolia Environnement co-opted Mrs. Marion Guillou as a director, in replacement of Mr. Henri Proglio who has resigned. The appointment of Mrs. Marion Guillou will be submitted for ratification to the Company’s next Ordinary Shareholders’ Meeting, scheduled for May 14, 2013.

Mrs. Marion Guillou, the Chairwoman of the Board of Directors of Agreenium, is very involved in the fields of innovation and sustainable growth. She was the President of the French National Institute for Agricultural Research (INRA) from 2004 to 2012 after being its Director-General for 4 years (2000-2004). She is currently the Chairwoman of the Board of Directors of France’s prestigious École Polytechnique, a director of Imerys and Apave.

The Board of Directors, furthermore, adjusted the composition of its “Audit and Accounts” and “Research, Innovation and Sustainable Development” Committees. Mr. Jacques Aschenbroich (in replacement of Mr. Pierre André de Chalendar) and Mrs. Nathalie Rachou were appointed to the Audit and Accounts Committee chaired by Mr. Daniel Bouton. Mrs. Marion Guillou and Mr. Thierry Dassault were appointed to the Research, Innovation and Sustainable Development Committee, while Mr. Jacques Aschenbroich was appointed Chairman of this Committee (in replacement of Mr. Philippe Kourilsky).

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. In 2011, Veolia Environnement’s revenues amounted to 29.6 billion euros (*). www.veolia.com
(*) Excluding revenues attributable to VeoliaTransdev which is being divested

Contact

Marie-Claire Camus
+33 1 71 75 06 08

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 17, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer